FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: September 2, 2005	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

Leading British executive joins CryptoLogic Board
 Nigel Simon brings extensive senior European business expertise to CryptoLogic

September 2, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer for the global Internet gaming market, announced today that Nigel Simon has been appointed as a Non-Executive Director of the Company’s Board of Directors. Simon, a veteran British business executive, has more than 25 years of broad senior management and strategic experience in leading and managing international businesses. He brings particular expertise in strategy, marketing, regulatory issues, sales, banking, corporate governance and mergers and acquisitions. Simon’s global expertise will be a significant asset as CryptoLogic continues its growth in the fast-growing UK and European Internet gaming markets.

“Nigel Simon is an experienced executive with particular strengths in strategy and marketing, which will be an excellent complement to CryptoLogic’s Board and leadership team,” said Lewis Rose, CryptoLogic’s President and CEO. “Nigel’s extensive background in international businesses – notably in the UK and Europe, CryptoLogic’s core growth markets, and his familiarity with Asia – will add valuable insights as we continue to deliver some of the world’s best Internet games to the world’s best gaming brands.”

Simon has led a multi-billion-dollar business in Continental Europe, as well as building Gallaher’s substantial volume position in Russia, Kazakhstan and Asia. In doing so, he has demonstrated a track record for growing both market share and profits and has worked with leading investment banks, advertising agencies and management consulting firms around the globe. Simon held senior management roles for 20 years with Gallaher Group PLC, an approximately £4 billion FTSE 50 and NYSE-listed international tobacco company based in the UK, with sales in 68 countries and manufacturing locations in the UK, Austria, Kazakhstan, Poland, Romania, Russia, Ukraine and Sweden. Some of Simon’s most notable achievements at Gallaher included growing the company’s international profits by more than 600 per cent over a ten year period, and leading the €2.1 billion European acquisition and integration of an Austrian manufacturer.

Simon also holds extensive experience as a non-executive board member. He served for seven years as a Main Board Director of Gallaher and held positions as Chairman of Germany’s largest vending retailer, and as a Board member for Germany’s largest convenience store wholesaler.

“CryptoLogic has earned a reputation for innovation, trust and performance in the global online gaming industry,” Simon said. “I’m pleased to join the Board of a company that has made these attributes the foundation of its business. I look forward to contributing my counsel to CryptoLogic as it continues its rapid growth in Europe.”

In addition to his business interests, Simon also serves as a trustee for a major UK charity and as a mentor for the Prince’s Trust — a charity founded by the Prince of Wales to help less-privileged young adults get their start in business.

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world leading, blue-chip public developer and supplier of Internet gaming software. CryptoLogic’s leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of the company’s gaming software and services to an internationally-recognized customer base. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications	Argyle Rowland Communications, (416) 968-7311 (media only) Karen Passmore, ext. 228/ kpassmore@argylerowland.com Dan Tisch, ext. 223/ dtich@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.